INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street
Milwaukee, Wisconsin 53212

July 1, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Investment Managers Series Trust – File No. 333-196361

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed issuance of new Class I shares of the Advisory Research MLP & Energy Infrastructure Fund series of the Trust (the “Fund”), for the outstanding shares of the Fund, be accelerated to July 2, 2014, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name:  Maureen Quill
Title:  President

IMST Distributors, LLC

/s/ Mark Fairbanks
Name:  Mark Fairbanks
Title:  President